Exhibit 17.2

Pineapple Financial Inc.’s Response to the Resignation Letter from Nima Besharat

Following a thorough review of Nima Besharat’s actions as a director of Pineapple Financial Inc. (PAPL), the board of directors determined that his continued service was not in the best interest of the company and its shareholders. As such, it was decided that he would not be re-elected at the upcoming Annual General Meeting (AGM). After receiving the AGM materials, which did not include him for re-election, Nima Besharat submitted his resignation. While his resignation cited disagreements with the company, this decision came only after being informed of his removal.

Board’s Decision and Rationale

Throughout his tenure, Nima Besharat’s firm, Centurion One Capital, engaged in multiple unprofessional, threatening, and attack-laden meetings with Pineapple’s management and board. These interactions included documented hostile exchanges, which created a challenging and unproductive working relationship. During a meeting on November 13, 2024, attended by representatives from both Pineapple and Centurion, Kia Besharat—Executive Chairman of Centurion One Capital and Nima Besharat’s brother—made several inappropriate and aggressive remarks, which are documented in official meeting minutes. His statements included repeated profanity, personal attacks against Pineapple’s leadership, and threats regarding financial demands, despite no formal invoicing or contractual basis for such claims. Following this meeting, further aggressive emails were sent, continuing the same threatening tone.

Nima Besharat, as CEO of Centurion One Capital and the brother of Kia Besharat, was determined by the board to have a clear conflict of interest, particularly given Centurion One’s ongoing involvement in advisory and financial matters related to the company. Based on legal counsel’s advice, the board agreed to wait until the AGM to formalize his removal. Additionally, management decided to terminate its engagement with Kia Besharat and Centurion One Capital, which had been receiving a monthly retainer of $5,000. This engagement officially ended as of December 1, 2024.

As concerns around governance and decision-making escalated, a board meeting was requested in late December, just days before Christmas, when much of management was out of town. Prior to this, the Chair of the Board arranged a discussion with John Mufflioni (MNP) to address these concerns and ensure a proper review of the situation. Management also made an offer to Nima Besharat to schedule a board meeting to discuss the matter, but no response was received.

Once the AGM materials were mailed out, formally indicating that Nima was not included for re-election, a series of escalating emails followed from Kia Besharat. These communications included threats against Pineapple’s management and direct messages to shareholders containing allegations against the company’s leadership. This pattern of behavior was concerning, particularly given prior instances where Nima Besharat had been removed from other boards for similar conduct.

The decision to remove Nima Besharat from the board was made with full consideration of the company’s best interests, corporate governance principles, and legal guidance. His resignation, following the distribution of AGM materials, further reinforces that his departure was a direct result of the board’s decision rather than a voluntary step based on philosophical differences with management.

Pineapple Financial remains committed to maintaining a professional and constructive leadership team that operates with transparency, integrity, and a focus on delivering long-term value to shareholders. The company will continue to ensure that governance decisions align with these values, fostering a productive environment for all stakeholders.